EXHIBIT 12.1

Earnings to Fixed Charges

	2013	2014	2015	2016	2017
Earnings:
Income (loss) before taxes	85	67	122	308	449
Interest	244	221	191	291	269
Interest portion of rental expense	18	18	17	19	22
	347	306	330	618	740

Fixed Charges:
Interest	244	221	191	291	269
Interest capitalized	5	6	6	6	7
Interest portion of rental expense	18	18	17	19	22
	267	245	214	316	298

Ratio	1.3	1.2	1.5	2.0	2.5